SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934 (Amendment No. 2)

Filed by the Registrant [   ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]           Preliminary Proxy Statement
[   ]           Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[   ]           Definitive Proxy Statement
[   ]           Definitive Additional Materials
[   ]           Soliciting Material Pursuant to 240.14a-12

PRESIDENTIAL LIFE CORPORATION
---------------------------------------------------------------------------------------------------------------------
(Name of Registrant as Specified In Its Charter)

MR. HERBERT KURZ
MS. DONNA L. BRAZILE
MR. WILLIAM J. FLYNN
MR. JOHN F.X. MANNION
MR. DONALD SHAFFER
MR. DOUGLAS B. SOSNIK
MR. DANIEL M. THERIAULT
MR. CLIFF L. WOOD
---------------------------------------------------------------------------------------------------------------------
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

[X]           No fee required.

[   ]           Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

1)	Title of each class of securities to which transaction applies:

2)	Aggregate number of securities to which transaction applies:

3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4)	Proposed maximum aggregate value of transaction:

5)	Total fee paid:

[   ]           Fee paid previously with preliminary materials.

[ ]
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:

2)	Form, Schedule or Registration Statement No.:

3)	Filing Party:

4)	Date Filed:

PRELIMINARY COPY - SUBJECT TO COMPLETION DATED AUGUST 3, 2010

2010 ANNUAL MEETING OF STOCKHOLDERS

OF

PRESIDENTIAL LIFE CORPORATION
___________________

PROXY STATEMENT

OF
HERBERT KURZ
DONNA L. BRAZILE
WILLIAM J. FLYNN
JOHN F.X. MANNION
DONALD SHAFFER
DOUGLAS B. SOSNIK
DANIEL M. THERIAULT
CLIFF L. WOOD
___________________

To Our Fellow Presidential Life Stockholders:

This Proxy Statement and the accompanying GOLD proxy card are being furnished to stockholders (“Stockholders”) of Presidential Life Corporation, 69 Lydecker Street, Nyack, New York (“Presidential Life” or the “Company”) in connection with the solicitation of proxies by Herbert Kurz and the Participants (as hereinafter defined), to be used at the 2010 Annual Meeting (the “Annual Meeting”) of Stockholders of Presidential Life, which is scheduled to be held at 10:00 a.m. on Wednesday, August 18, 2010 at the Comfort Inn, 425 E. Route 59, Nanuet, New York 10954, and at any adjournments, postponements or continuations thereof.  This Proxy Statement and the GOLD proxy card are first being furnished to Stockholders on or about August __, 2010.

Mr. Kurz is one of Presidential Life’s largest stockholders.  Mr. Kurz founded the Company in 1965 and has been instrumental in growing Presidential Life into a leading provider of fixed deferred and immediate annuities and life insurance products to financial service professionals and their clients across the United States.  Mr. Kurz was a director of Presidential Life from 1969 to 2010 and Chairman of the Board of Directors for more than 40 years. Mr. Kurz also served as Chief Executive Officer and President of the Company.

At the Annual Meeting, Mr. Kurz will seek to elect to the Board of Directors (“Board”) of Presidential Life the following persons (each a “Nominee” and collectively the “Nominees”):

HERBERT KURZ
DONNA L. BRAZILE

WILLIAM J. FLYNN
JOHN F.X. MANNION
DONALD SHAFFER
DOUGLAS B. SOSNIK
DANIEL M. THERIAULT
CLIFF L. WOOD

Mr. Kurz and the Nominees (each a “Participant” and collectively the “Participants) are the participants in this solicitation of proxies by Mr. Kurz from the stockholders of the Company. Additional information regarding the Nominees is set forth in “The Proposals — Proposal 1: Election of Directors” and additional information concerning the Participants is set forth on Annex A.

THIS PROXY SOLICITATION IS BEING MADE BY MR. KURZ AND THE OTHER PARTICIPANTS AND NOT BY OR ON BEHALF OF THE COMPANY.  THE PARTICIPANTS ARE ASKING THE STOCKHOLDERS OF THE COMPANY TO RETURN THE ENCLOSED GOLD PROXY CARD.  PLEASE DO NOT SIGN ANY WHITE PROXY CARD SENT TO YOU BY THE COMPANY.  IF YOU HAVE ALREADY SIGNED AND RETURNED A WHITE PROXY CARD TO THE COMPANY, YOU MAY REVOKE THAT PROXY BY SIGNING, DATING AND RETURNING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

The Participants believe that these Nominees will bring extensive knowledge of and experience in the life insurance industry, including the regulatory environment, political acumen and general business sophistication to significantly improve the industry insight and business expertise of the Board of Directors of Presidential Life.  The Participants also believe that the energy and objectivity of the Nominees will benefit the Company in executing its strategic plan and that each Nominee is a strong stockholder-oriented individual who will help represent the best interests of Presidential Life’s stockholders.

Each of our Nominees has consented to being named in this Proxy Statement and, if elected, to serve as a director.

The Nominees have no interest in Presidential Life other than through the beneficial ownership (if any) of shares of Common Stock, par value $.01 per share, of Presidential Life (the “Common Stock”) or other securities (if any) of Presidential Life as disclosed herein, including the Annexes hereto.

MR. KURZ, MS. BRAZILE, MR. FLYNN, MR. MANNION, MR. SHAFFER, MR. SOSNIK, MR. THERIAULT AND MR. WOOD ARE COMMITTED TO ACTING IN THE BEST INTEREST OF ALL STOCKHOLDERS OF PRESIDENTIAL LIFE.

THE PARTICIPANTS URGE YOU TO VOTE YOUR GOLD PROXY CARD FOR MR. KURZ, MS. BRAZILE, MR. FLYNN, MR. MANNION, MR. SHAFFER, MR. SOSNIK, MR. THERIAULT AND MR. WOOD.

BACKGROUND FOR THE PROXY SOLICITATION

Mr. Kurz is the founder of the Company and one of its largest stockholders, beneficially owning 2,432,284 shares, representing approximately an 8.2% stake in the Company.  In addition, Mr. Kurz may be deemed to be the beneficial owner of an additional 5,503,981 shares  owned by his family’s charitable foundation (the “Foundation”), as to which shares Mr. Kurz disclaims any such beneficial ownership.  Mr. Kurz has been dismayed by the recent direction and performance of the Company under the current senior management and the current members of the Board.  As detailed in the Section entitled “Reasons for the Proxy Solicitation,” Mr. Kurz believes that his and your investment in the Company’s stock has suffered, in large part, from poor leadership by the Company’s current senior management and the current members of the Board.

During all periods discussed in this proxy solicitation statement, until June 8, 2010, Mr. Kurz was a member of the Board (including when the Board took actions or failed to take certain actions referred to in this Proxy Statement).  Mr. Kurz endeavored to work constructively with the Company’s senior management and the other Board members.  Mr. Kurz believes his efforts, however, were continuously frustrated by senior management and the other Board members, who consistently opposed Mr. Kurz’s specific suggestions to improve operating performance and enhance value for all Company stockholders.

In accordance with the succession plan approved by the Board, on April 17, 2008, the Company announced that, effective May 12, 2009, Mr. Kurz, while remaining Chairman of the Board of the Company, would resign as Chief Executive Officer and President of the Company and Chief Executive Officer of the Company’s wholly-owned subsidiary, Presidential Life Insurance Company (the “Insurance Company”) and also announced that Mr. Kurz would be succeeded as the Company’s Chief Executive Officer.

On September 8, 2008, the Board adopted several amendments to the Company’s Bylaws limiting the powers and functions of the Chairman, including, among others, removing the right of the Chairman to preside over stockholder meetings and Board meetings (in each case, unless no chairperson has been designated by the Board) and eliminating the ability of the Chairman to call special meetings of the stockholders.

On October 28, 2008, Mr. Kurz gifted 5,364,371 shares of Common Stock to the Foundation.

On February 17, 2009, each of Mr. Kurz and the Foundation filed a statement on Schedule 13D reporting such person’s beneficial ownership of Common Stock in excess of five percent of the Company’s outstanding Shares.  Neither Mr. Kurz nor the Foundation had filed a statement on Schedule 13D or Schedule 13G reporting such person’s beneficial ownership of Common Stock prior to such date, as a result of which Mr. Kurz and the Foundation had failed to comply with the reporting requirements of Rule 13d-1(a) under the Exchange Act.  The

Schedule 13D filed by Mr. Kurz on February 17, 2009 disclosed, among other things, that Mr. Kurz had been dissatisfied with certain actions and decisions of the Board and that he had considered the possibility of nominating candidates for election to the Board at the Company’s 2009 annual meeting of stockholders.  The Schedule 13D also disclosed that Mr. Kurz had determined not to propose nominees for election to the Board at such annual meeting.

In accordance with the previously announced succession plan, on May 13, 2009, the Board appointed Mr. Barnes as Chief Executive Officer and President of the Company and Chief Executive Officer of the Insurance Company, with Mr. Kurz continuing to serve as Chairman of the Company and the Insurance Company.  Also on May 13, 2009, the Board of Directors of the Company took action to further limit the powers and functions of the Chairman, as it amended the Company’s Bylaws to, among other things, eliminate the ability of the Chairman to call special meetings of the Board.

On July 7, 2009, Mr. Kurz received written advice from the State of New York Insurance Department that Mr. Kurz has “control” over the Company within the meaning of New York Insurance Law, notwithstanding the fact that he no longer owns 10% or more of the outstanding Common Stock as a result of his gift of 5,364,371 shares of Common Stock to the Foundation.  On the same date, the Foundation received written approval from the State of New York Insurance Department of its application for acquisition of control in connection with the receipt the 5,364,371 Shares gifted to the Foundation by Mr. Kurz on October 28, 2008.  On December 3, 2009, the Foundation received a subpoena from the New York State Insurance Department (the “NYSID”) requesting information relating to, among other things, certain payments made by the Foundation.

On October 2, 2009, Mr. Kurz filed an amendment on Schedule 13D, which disclosed Mr. Kurz’s intention to commence a consent solicitation for the purposes of removing from office, without cause, all or a majority of the current directors (other than Mr. Kurz) and electing in their place a slate of nominees to be proposed by Mr. Kurz.

On November 6, 2009, Mr. Kurz filed a preliminary consent solicitation statement.  Also on November 6, 2009, Mr. Kurz delivered a letter to the Company requesting a complete list of the Company’s stockholders and other corporate records as permitted by applicable state law for the purpose of enabling Mr. Kurz to communicate with the Company’s stockholders in connection with the consent solicitation.  On the same date, Mr. Kurz filed an amendment on Schedule 13D disclosing these actions.

On December 4, 2009, Mr. Kurz filed a definitive consent solicitation statement and commenced soliciting consents.  Within the applicable time period under Delaware law, Mr. Kurz did not obtain the requisite number of consents in order to effectuate the proposals contained in his consent solicitation statement.  Mr. Kurz, however, received significant support from the Company’s stockholders, receiving consents representing approximately 44% of the outstanding shares of Common Stock (including those of Mr. Kurz, his wife, the Foundation and Mr. Kurz’s two adult children representing approximately 8.2%, 0.4%, 20.8% , 1.7% and 1.9%, respectively).  Mr. Kurz believes that this support confirms that many of the Company’s stockholders are dissatisfied with the current leadership, management and direction of the Company.

On February 12, 2010, Mr. Kurz delivered a letter to Presidential Life providing notice in accordance with the Company’s Bylaws that he intended to nominate and would seek to elect at the Annual Meeting eight nominees to be members of the Board.

In a letter to Mr. Kurz dated March 15, 2010, the Company advised Mr. Kurz, which advice Mr. Kurz believes is wrong and designed solely to prevent Mr. Kurz from achieving the goals of this proxy solicitation, that certain conditions would apply to invalidate Mr. Kurz’s February 12 nomination letter, which included the Nominees.

On June 3, 2010, NYSID advised Mr. Kurz of its findings that (i) neither Mr. Kurz nor the Foundation may be a “controlling person” of the Company as that phrase is defined by applicable state insurance law and that they had engaged in untrustworthy conduct that renders them unsuitable to serve as controlling persons of the Company’s wholly-owned operating subsidiary; (ii) Mr. Kurz controls the day-to-day operations of the Foundation and that the Foundation assets were improperly used, among other things, to pay personal expenses of Mr. Kurz and members of his family; (iii) the acquisition of control by the Foundation of the Company’s operating subsidiary, through its acquisition of the stock of the Company, is disapproved; and (iv) Mr. Kurz may not serve as an officer, director or controlling stockholder of that subsidiary.  Mr. Kurz notes that he is only one of three directors of the Foundation and he will recuse himself from and will not be involved with any decisions relating to the delivery of a proxy or voting with respect to the Nominees by the Foundation.  Any such decisions will be made by the remaining directors of the Foundation. As noted, Mr. Kurz has requested a hearing to address these determinations, which he believes are incorrect and which he notes are initial, not final, and fully subject to adjudication at such hearing and/or other appeal opportunities that may be available.

On June 8, 2010, in order not to distract from Company matters, Mr. Kurz voluntarily resigned from the Board.  Mr. Kurz continues to dispute the NYSID determination, which does not relate in any way to, and would have no effect upon, the Nominees other than Mr. Kurz.

Absent required disclosure, the Participants are not permitted under applicable federal securities laws to use proxies for the election of substitute nominees in the event a current Nominee is unable to serve.  Accordingly, in the event that any Nominee is unable to or otherwise does not stand for election, and the Participants properly identify or nominate under the Company’s Bylaws and applicable law a substitute nominee before the Meeting, the Participants will amend and file disclosure that (i) identifies the substitute nominee, (ii) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (iii) includes the disclosure required by such laws with respect to such nominee.  Although the Company’s Bylaws are silent as to substitute nominees, Mr. Kurz in his nomination letter expressly reserved the right to nominate substitute nominees, as to which there can be no assurance of effectiveness.

Accordingly, the enclosed GOLD proxy card will be voted for a substitute nominee only to the extent not prohibited under the Bylaws of the Company and in accordance with applicable law, as described above.  Subject to the foregoing, the Participants reserve the right to nominate (i) substitute persons if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying one or more of the Nominees and (ii) additional persons if the Company increases the size of the Board above its existing size.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Participants that any attempt to increase the size of the current Board constitutes an unlawful manipulation of the Company’s corporate machinery.

To the extent that substitute nominees are not permitted under the Bylaws of the Company or applicable law, then (as a consequence of plurality voting for directors at the Annual Meeting) any remaining Board seats may be filled by the Company’s nominees.  However, none of the Company’s nominees has been asked or has agreed to serve with any of our Nominees, if elected.

On July 12, 2010, Mr. Kurz filed an amendment on Schedule 13D, which disclosed his intention to commence a proxy solicitation for the purposes of nominating the full slate of Nominees pursuant to this Proxy Statement.

On July 15, 2010, Mr. Kurz delivered a letter to the Company requesting a complete list of the Company’s stockholders and other corporate records as permitted by applicable state law for the purpose of enabling Mr. Kurz to communicate with the Company’s stockholders in connection with this proxy solicitation.

On July 21, 2010, Mr. Kurz initiated litigation in the Delaware Chancery Court, Herbert Kurz v. Presidential Life Corporation, C.A. 5659-VCP, seeking a declaration that he has complied with the advance notice provision of the Company’s Bylaws and that his Nominees are entitled to stand for election at the Annual Meeting. Based upon the time constraints imposed by the upcoming Annual Meeting, Mr. Kurz also filed a motion seeking expedited treatment of the matter.

On July 29, 2010, Hon. Donald F. Parson, Jr., Vice Chancellor of the Delaware Chancery Court, granted Mr. Kurz’s motion seeking expedited treatment and scheduled a hearing on the matter for August 12, 2010.

IN THE EVENT THAT THE COMPANY REFUSES TO HONOR MR. KURZ’S NOMINATION LETTER AND TO ALLOW THE NOMINEES TO STAND FOR ELECTION AT THE ANNUAL MEETING, THEN PROXIES IN FAVOR OF THE NOMINEES WOULD NOT BE COUNTED AT THE ANNUAL MEETING FOR VOTING PURPOSES.

REASONS FOR THE PROXY SOLICITATION

Although Mr Kurz was Chief Executive Officer of the Company until May 2009 and Chairman of the Board until January 2010, he believes that the Board of Directors gradually undermined his authority to the point where he was no longer in charge of the Company beginning in late 2007.  Since that time, Mr. Kurz has been dismayed at the performance and direction of the Company under the current board and management.

Consider the following operating metrics, according to the Company’s most recent Form 10-K and Form 10-Q:

●
In 2009, the Company’s average return on equity was 0.44% on a GAAP basis.  In the first quarter of 2010, the GAAP return on equity was 1.5% (annualized).  At this return level, Mr. Kurz believes the Company is earning less than its cost of capital, resulting in the destruction of stockholder value.

●	Per share book value has fallen 8% to $20.61 at the end of the first quarter of 2010 from $22.40 at the end of 2007.

●
Statutory capital resources (the sum of statutory surplus, asset valuation reserve and interest maintenance reserve) have declined at a compounded 15.8% rate to $349 million at the end of 2009 from $492 million at the end of 2007.  During this same time the Risk Based Capital Ratio has declined to 388% from a high of close to 500%.

●	Net income per share has declined at a 80.7% compounded rate to $0.08 for 2009 from $2.15 for 2007.

●
The spread between the Company’s crediting rate on annuities and the yield on its investment portfolio has declined from 213 basis points at the end of 2007 to 4 basis points as of the end of 2009 and recovered only to 61 basis points as of the first quarter of 2010.

●	Annuity contracts in force since 2007 have declined at a 4.3% compounded rate.

●
Liquid assets at the holding company were $11.1 million at the end of 2009 down from a peak of $134 million at the end of 2006.  The current common stockholder dividend requirement is approximately $7.4 million on an annual basis. When you add in 2009 holding company expenses of $2.3 million, exclusive of consent solicitation expenses, Mr. Kurz believes the holding company may come close to exhausting its liquidity by the end of 2010.   Dividend capacity at the subsidiary Insurance Company level is estimated to be $23 million in 2010.  With risk based capital at 392% as of March 31, 2010, Mr. Kurz believes it is doubtful that the Insurance Company will dividend the full amount up to the holding company.  In short, the current management team is running the holding company close to “the red line.”

Consider the Company’s stock market performance:

●
A $100 investment in Presidential Life shares on December 31, 2007 was worth $55.40 on December 31, 2009.  By comparison, a $100 investment in the S&P 600 Small Cap Index was worth $86.56, and a $100 investment in the S&P Life & Health Insurance Index was worth $59.73.

Consider the current Board and Management’s “strategic plan”:

●
The Company is in the process of diversifying its product offering beyond single premium deferred annuities to simplified whole life and dental insurance.  Mr. Kurz believes these initiatives move the Company away from its core strength of offering simpler products while maintaining tight expense controls.  He believes the Company does not bring the financial strength ratings, distribution capability, or product innovation/expertise into these highly competitive new lines of business.  He believes this will ultimately result in a waste of stockholder money.

Consider the current Board’s spending of stockholder money:

●
The Company has disclosed that it spent a total of $3.5 million during the fourth quarter of 2009 and the first quarter of 2010 in connection with Mr. Kurz’s consent solicitation.  Mr. Kurz believes much of this was spent investigating his charitable organization, which Mr. Kurz maintains had absolutely nothing to do with stockholder interests and was ultimately designed to deprive stockholders of the choice of the new direction offered by Mr. Kurz’s nominees.  Even more disturbing is the fact that the $3.5 million is 1.8x the value of the combined stock ownership ($1.975 million) of the entire Board and senior management.

●
The Company has also disclosed that it has retained a compensation consultant which has determined the Company’s chief executive officer and newly hired chief financial officer currently receive less compensation than the compensation received by the executives holding the same positions at new groups of comparable companies.  The Company in conjunction with the new consultant is in the process of designing and implementing changes in the Company’s executive compensation program going forward.  Mr. Kurz is concerned that this exercise is a precursor to the Company increasing management pay levels, which he believes would be completely unwarranted given the performance of the Company.

Mr. Kurz believes that stockholders will be best served by his plan to refocus the Company on the sales of fixed annuities, restore the culture of tight expense control while at the same time commissioning a committee of the new Board to explore strategic alternatives, up to and including the sale of the Company.

MR. KURZ BELIEVES HIS NOMINEES WILL ENHANCE STOCKHOLDER VALUE

As the founder of the Company and one of its largest stockholders, Mr. Kurz has a major financial stake in the Company’s current and future success and is determined to increase value for all stockholders of the Company. Mr. Kurz is convinced that under the right Board leadership and management team, the Company has substantial potential for growth and to successfully pursue strategic alternatives, up to and including the sale of the Company.  Mr. Kurz is confident that the replacement of the Board is necessary in order to begin implementing specific programs designed to improve the Company’s performance and increase stockholder value.

Mr. Kurz’s slate of director candidates collectively have greater insurance industry and related experience than does the current Board:

●	Mr. Herbert Kurz was Chairman and Chief Executive Officer of the Company, of which he was founder, for over forty years.

●	Ms. Donna L. Brazile and Mr. Douglas B. Sosnik are well-known and highly-regarded consultants in the government/political world and former directors of the Company’s Insurance subsidiary

●
Mr. William J. Flynn served as Chief Executive Officer of Mutual of America and Chairman of the Board of the Life Insurance Council of New York and has been Chairman of LICONY, the New York State life insurance industry’s trade organization.

●	Mr. John F.X. Mannion served as Chief Executive Officer of Unity Mutual Insurance Co. and has been Chairman of LICONY.

●	Mr. Donald Shaffer was President of a full-service insurance agency for more than 30 years and is an attorney.

●	Mr. Daniel M. Theriault is a well-known, experienced and respected insurance industry analyst

●	Dr. Cliff Wood is the President of Rockland Community College

Mr. Kurz is honored that such accomplished leaders in their fields, with impeccable reputations for honesty and integrity, have joined Mr. Kurz’s slate of Nominees to serve on the Board of the Company if elected. Mr. Kurz also is confident that his Nominees have the skills and conviction to evaluate management performance. The Nominees, if elected, intend to implement the following actions:

●	Re-establish an independent committee to explore strategic alternatives, up to and including the sale of the Company.

●	Implement numerous cost reductions in various areas, including corporate perks

●	Refocus the Company on sales of profitable fixed annuities

The Nominees, if elected, will take a fresh look at everything, including a thorough evaluation of the management team, but the immediate action plan is to seek strategic alternatives, up to and including the sale of the company, significantly cut costs and return the Company to its historic core competencies.  At this time, the Nominees have no specific plans to make any management changes.  The Nominees, if elected, intend to discharge their duties as directors of the Company in compliance with all applicable legal requirements, including the fiduciary obligations imposed on corporate directors under Delaware law.  Mr. Kurz believes the Nominees would operate the Company on a frugal basis, which would benefit both policyholders and stockholders.  The Nominees are committed to restoring the Company’s core values of prudent investments and specialization in annuities.  The Nominees would follow the fundamental principle of increasing the value of the Company’s shares for the benefit of all stockholders.  While there can be no assurances that the election of the Nominees will indeed enhance stockholder value, the Nominees are committed to doing so in the most timely, effective and efficient manner possible.

THE PARTICIPANTS URGE YOU TO VOTE YOUR GOLD PROXY CARD FOR MR. HERBERT KURZ, MS. BRAZILE, MR. FLYNN, MR. MANNION, MR. SHAFFER, MR. SOSNIK, MR. THERIAULT AND MR. WOOD.

IMPORTANT

According to Presidential Life’s proxy statement, Bylaws and applicable law, the election of the Nominees requires the affirmative vote of a plurality of the votes cast by the holders of Presidential Life’s Common Stock at a meeting at which a quorum is present in person or represented by proxy.  As a result, your vote is extremely important.  We urge you to mark, sign, date, and return the enclosed GOLD proxy card to vote FOR the election of each Nominee.

WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY PRESIDENTIAL LIFE.  IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE OR BY VOTING IN PERSON AT THE ANNUAL MEETING.  SEE “VOTING PROCEDURES” AND “PROXY PROCEDURES” BELOW.

If you attend the Annual Meeting and you beneficially own shares of Common Stock but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to cancel your prior given proxy card.  You must have written authority from the record owner to vote the shares of Common Stock in its name at the Annual Meeting.  Contact Morrow & Co., LLC at the number shown in this Proxy Statement for assistance or if you have any questions.

Your prompt action is important.  Mr. Kurz urges you to sign, date and return the enclosed GOLD proxy card in the accompanying postage-paid envelope.  Your proxy is important, no matter how many or how few shares you own.  Please send in your GOLD proxy card today.  Please note you must sign and date the GOLD proxy card in order for it to be valid.

For additional information or assistance, please contact Morrow & Co., LLC, the firm assisting the Participants in the solicitation of proxies:

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902
Call Toll Free: 800-662-5200
Banks and Brokerage Firms Call Collect: 203-658-9400

The Proxy Statement, as well as other proxy materials distributed by the Participants, are available free of charge online at [  ].

Only holders of record of Presidential Life’s Common Stock as of the close of business on June 30, 2010 (the “Record Date”) are entitled to notice of, and to attend and to vote at, the Annual Meeting and any adjournments or postponements thereof.  According to the proxy statement of Presidential Life filed with the Securities and Exchange Commission (the “Commission”), as of the Record Date, there were outstanding 29,574,697 shares of Common Stock.  Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Common Stock of Presidential Life held on the Record Date.

As noted above, Mr. Kurz is one of Presidential Life’s largest stockholders.  Mr. Kurz founded the Company in 1965 and has been instrumental in growing Presidential Life into a leading provider of fixed deferred and immediate annuities and life insurance products to financial service professionals and their clients across the United States.  Mr. Kurz was a director of Presidential Life from 1969 to 2009 and Chairman of the Board of Directors for more than 40 years.  Mr. Kurz also served as Chief Executive Officer and President of the Company.

Mr. Kurz beneficially owns an aggregate of 2,432,284 shares of Common Stock  (approximately 8.2% of the outstanding Common Stock based on 29,574,697 shares outstanding as of the Record Date) and may be deemed to be the beneficial owner of an additional 5,503,981 shares of Common Stock (approximately 18.6% of the outstanding Common Stock based on the shares outstanding as determined above) held by the Foundation.  Although Mr. Kurz is a director of the Foundation, he disclaims beneficial ownership of all shares of Common Stock held by the Foundation.  Mr. Kurz intends to vote for the Nominees with respect to the 2,432,284 shares he beneficially owns which are not held by the Foundation.  Mr. Kurz’s two adult children, Ellen Kurz and Leonard Kurz, are the other directors of the Foundation.  Mr. Kurz will recuse himself from and will not be involved with any decisions relating to the delivery of a proxy or voting with respect to the Nominees by the Foundation.  Any such decisions will be made by Ellen Kurz and Leonard Kurz as the remaining directors of the Foundation.  In addition to the shares of Common Stock owned by the Foundation as to which they disclaim beneficial ownership, Ellen Kurz beneficially owns 514,771 shares and Leonard Kurz beneficially owns 549,295 shares, representing approximately 1.7% and 1.9%, respectively, of the outstanding Common Stock, based on the shares outstanding as determined above. Edythe Kurz, Mr. Kurz’s wife, beneficially owns 112,977 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock (based on the shares outstanding as determined above), and intends to vote for the Nominees.

As of the Record Date, the Participants and their affiliates beneficially owned an aggregate of 7,936,265 shares of Common Stock, representing approximately 26.8% of the outstanding shares of Common Stock on such date.  Those shares consist of the 2,432,284 shares owned by Mr. Kurz, the 5,503,981 shares of Common Stock held by the Foundation as to which Mr. Kurz disclaims beneficial ownership, 300 shares owned by Ms. Brazile and 5,000 shares owned by Mr. Shaffer. The Participants and their affiliates intend to vote such shares of Common Stock FOR the election of the Nominees, except that Mr. Kurz will recuse himself from and will not be involved with any decisions relating to the delivery of a proxy or voting with respect to the Nominees by the Foundation. Any such decisions will be made by the remaining directors of the Foundation.

VOTE TODAY FOR THE NOMINEES BY MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU.

PARTICIPANTS IN SOLICITATION OF PROXIES

The Participants in this solicitation of proxies are Mr. Kurz and the Nominees (who are Mr. Kurz, Ms. Brazile, Mr. Flynn, Mr. Mannion, Mr. Shaffer, Mr. Sosnik, Mr. Theriault and Mr. Wood).

Annex A attached hereto sets forth, as to the Participants, all transactions in securities of Presidential Life effected during the past two years and their beneficial ownership of securities of Presidential Life.

With respect to each Participant, except as set forth herein or in any of the Annexes attached hereto, (i) such Participant is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Presidential Life, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Participant nor any of such Participant’s associates have any arrangement or understanding with any person with respect to (A) any future employment by Presidential Life or its affiliates or (B) any future transactions to which Presidential Life or any of its affiliates will or may be a party.

PROPOSAL 1 — ELECTION OF DIRECTORS

On February 12, 2010, Mr. Kurz delivered a letter to Presidential Life, notifying Presidential Life that he intended to nominate and would seek to elect at the Annual Meeting the following nominees to be members of the board of directors of Presidential Life: Mr. Kurz, Ms. Brazile, Mr. Flynn, Mr. Mannion, Mr. Shaffer, Mr. Sosnik, Mr. Theriault and Mr. Wood.  The letter expressly reserved the right of Mr. Kurz to nominate a substitute nominee for election as a director instead of any such person who may be unable to serve. Each Nominee, if elected, would serve a one-year term and hold office until the 2011 annual meeting of Stockholders and until a successor has been duly elected and qualified.  Background information about each of the Nominees is set forth below and the Annexes attached hereto.

According to Presidential Life’s proxy statement, the Board of Presidential Life intends to nominate eight candidates for election as directors at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect Mr. Kurz, Ms. Brazile, Mr. Flynn, Mr. Mannion, Mr. Shaffer, Mr. Sosnik, Mr. Theriault and Mr. Wood.

The Nominees would not be barred from being considered independent under the independence requirements of The NASDAQ Stock Market, Inc. and the independence standards applicable to Presidential Life under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Nominees have furnished the following information regarding their principal occupations and certain other matters.

Name and Business Address	Age	Principal Occupation, Employment History and Other Directorships
Herbert Kurz 511 Gair Street Piermont, NY 10968	90
Herbert Kurz was a director of the Company from 1969 until June 8, 2010, when he voluntarily resigned. Mr. Kurz also served as President of the Company and Chairman of the Board of the Insurance Company, the wholly-owned subsidiary of the Company, through which the Company

Name and Business Address	Age	Principal Occupation, Employment History and Other Directorships
		conducts its insurance and annuity business, for more than five years prior to May 12, 2009, when he voluntarily resigned. Mr. Kurz also served as President of the Insurance Company from 1995 until 2000.
Donna L. Brazile 1001 G Street, N.W., Suite 500E Washington, D.C. 20001	50
Ms. Brazile is the founder and Managing Director of Brazile & Associates LLC, a general consulting, grassroots advocacy and training firm based in Washington, D.C.  In addition, Ms Brazile holds several academic positions, including as an Adjunct Professor at Georgetown University (since 2002), a Senior Lecturer of the J.M. Burns Academy of Leadership at the University of Maryland College Park (since 1994), and the Senator Wynona Lipman Chair of the Center for American Women in Politics at Rutgers University (since 2005).  Ms. Brazile is also a political analyst and a contributor to CNN, ABC News and National Public Radio and a columnist and writer for several publications, including Roll Call Newspaper and MS Magazine.  Ms. Brazile served as presidential campaign manager for former Vice President Al Gore in 2000.  In September 2001, Ms. Brazile was named by Washingtonian Magazine as one of the “100 most powerful women in Washington, D.C.” In 2008 and previously, Ms. Brazile served as a director of Presidential Life Insurance Company, a wholly-owned subsidiary of the Company through which it conducts its insurance and annuity business.

William J. Flynn Mutual of America Life Insurance Company 320 Park Avenue New York, NY 10022	83
Mr. Flynn currently serves as the Chairman of the National Committee on American Foreign Policy and is the former Chairman of the Board of The Life Insurance Council of New York.  Mr. Flynn served as Chairman of the Board of Mutual of America Life Insurance Company (“Mutual of America”), a provider of pension and retirement-related products, programs and services, from 1982 to 2005 and as Chief Executive Officer of Mutual of America from 1972 to 1994.

John F. X. Mannion Unity Mutual Life Insurance Company 507 Plum Street P.O. Box 5000 Syracuse, NY 13250	77
Mr. Mannion is the Chairman Emeritus of Unity Mutual Life Insurance Company (“Unity Mutual”), an insurance company specializing in life insurance and annuities.  Mr. Mannion served as Chief Executive Officer of Unity Mutual from 1980 to 1998.  Mr. Mannion also currently serves as a director of Unity Financial Life Insurance Company, an affiliate of Unity Mutual, and Onondaga Venture Capital Fund.

Donald Shaffer	81	Mr. Shaffer serves on the Board of Directors of the New

Name and Business Address	Age	Principal Occupation, Employment History and Other Directorships
799 Park Avenue #14A New York, NY 10021
York Civil Liberties Union.  Mr. Shaffer also serves as the Treasurer of the Peace Action Fund of New York State and the Chairman of the Board of the Progressive America Fund.  From 1954 to 1987, Mr. Shaffer was President of Donald Shaffer Associates, Inc., a full service insurance agency.  After retirement, at age 60, Mr. Shaffer enrolled at New York University School of Law and at age 63 commenced practicing law.

Douglas B. Sosnik 4819 Indian Lane NW Washington, D.C. 20016	53
Mr. Sosnik currently advises prominent US Fortune 100 corporations and the National Basketball Association, as well as US Senators and Governors, in crisis management and strategic planning.  Mr. Sosnik served as a campaign strategist for Senator John Kerry’s 2004 presidential campaign.  Prior to working for Senator Kerry’s campaign, Mr. Sosnik served as senior advisor for policy and strategy to President Bill Clinton during President Clinton’s second term in office and was Chief of Staff for Senator Christopher Dodd.  In 2008 and previously, Mr. Sosnik served as a director of Presidential Life Insurance Company, a wholly-owned subsidiary of the Company, through which it conducts its insurance and annuity business.

Daniel M. Theriault Portales Partners, LLC 32 East 31st Street, 10th Floor New York, NY 10016	50
Mr. Theriault currently serves as a Managing Director of Portales Partners, LLC, a firm specializing in providing independent research of the financial services industry for institutional investors.  From 2005 to 2008, Mr. Theriault served as Managing Member of Kineo Advisors, LLC, an investment advisory firm which he founded.  Prior to founding Kineo Advisors, Mr. Theriault served as a Senior Portfolio Manager with John A.  Levin & Co.  from 1997 to 2004.  Prior to joining John A.  Levin & Co., he served as President and Chairman of the Advisory Committee for the T. Rowe Price Financial Services Fund from its inception in September 1996 through October 1997, and served as Vice President and research analyst primarily responsible for analyzing the insurance and financial services industries from 1995 to 1997.  Previously, Mr. Theriault spent five years as a securities analyst, four years in the insurance industry and five years in public accounting.  Mr. Theriault has served as a director of First Investors Financial Services Group, Inc. since 2003 and is a member of the audit committee.  Mr. Theriault holds designations as a Certified Public Accountant and as a Chartered Financial Analyst.

Cliff L. Wood	65	Mr. Wood has been President of Rockland Community

Name and Business Address	Age	Principal Occupation, Employment History and Other Directorships
145 College Road Suffern, NY 10901
College since May 2004.  From 1987 to 2004, Mr. Wood was Vice President of Academic Affairs of County College of Morris in Randolph, New Jersey.  Mr. Wood also serves on the Advisory Board of the Rockland Community Foundation, the Board of Directors of Good Samaritan Hospital (as Chair), the Board of Directors of the Rockland Economic Development Corporation and the Board of Trustees of the Holocaust Museum & Study Center.

Set forth below is certain of the experience, qualifications, attributes or skills of each Nominee that led Mr. Kurz to conclude that such Nominee should serve as a director of the Company:

Mr. Kurz would bring to the Board extensive experience as founder, chairman, director and president of the Company.  From this experience, Mr. Kurz has gained valuable operating, management and leadership expertise in the insurance industry.

Ms. Brazile would bring to the Board extensive experience in the political and media arenas, as well as extensive public relations skills, all of which can be helpful to the Company.  Additionally, Ms. Brazile previously served on the board of directors of the Insurance Company and, as a result, has familiarity with the Company and the Insurance Company.

Mr. Flynn would bring to the Board extensive experience as chairman, director and chief executive officer of an insurance company.  From this experience, Mr. Flynn has gained valuable operating, management and leadership expertise in the insurance industry.

Mr. Mannion would bring to the Board extensive experience as chairman, director and chief executive officer of an insurance company. Mr. Mannion has more than 53 years of experience in the insurance business, including as the Chairman of LICONY, the New York State life insurance industry’s trade organization. From this experience, Mr. Mannion has gained valuable operating, management and leadership expertise in the insurance industry.

Mr. Shaffer would bring to the Board extensive experience in the political sector and experience from managing and owning an insurance agency.  Mr. Shaffer’s previous experience has provided him with entrepreneurial skills as well as an understanding of the operations of the insurance industry.

Mr. Sosnik would bring to the Board extensive experience in the political and media arenas.  Mr. Sosnik’s experience has given him significant skills in the strategic planning area, which would benefit the Board.  Additionally, Mr. Sosnik previously served on the board of directors of the Insurance Company and, as a result, has familiarity with the Company and the Insurance Company.

Mr. Theriault would bring to the Board extensive experience evaluating financial services companies, including insurance companies, and holds a CPA and a CFA.  Through this experience, Mr. Theriault has gained valuable financial and valuation expertise.  Additionally, Mr. Theriault serves on the board of directors and audit committee of another U.S. public company.

Mr. Wood would bring to the Board management experience and experience serving on other boards of directors/trustees of various organizations.  This experience has given Mr. Wood significant operating, management and leadership skills.

WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF MR. KURZ, MS. BRAZILE, MR. FLYNN, MR. MANNION, MR. SHAFFER, MR. SOSNIK, MR. THERIAULT AND MR. WOOD BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT.  IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD FOR THE ELECTION OF MR. KURZ, MS. BRAZILE, MR. FLYNN, MR. MANNION, MR. SHAFFER, MR. SOSNIK, MR. THERIAULT AND MR. WOOD.

PROPOSAL 2 ─ PROPOSAL TO RATIFY SELECTION OF AUDITORS

According to Presidential Life’s proxy statement, the Company also will solicit proxies with respect to a proposal to ratify the Board of Directors’ selection of BDO Seidman LLP as independent registered public accountants for the Company for the fiscal year ending December 31, 2010.  Please refer to Presidential Life’s proxy statement for a discussion of this proposal.  The Participants intend to vote, and recommend that you vote, for this proposal.  IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL OF THE SHARES OF COMMON STOCK REPRESENTED BY YOUR GOLD PROXY CARD FOR THE OTHER PROPOSAL LISTED BELOW.

OTHER PROPOSALS

The Participants and their affiliates know of no other business to be presented at the Annual Meeting.  If any other matters should properly come before the Annual Meeting, it is intended that the persons named on the enclosed GOLD proxy card will vote that proxy on such other matters in accordance with their judgment.

VOTING PROCEDURES

According to Presidential Life’s proxy statement, the Bylaws and applicable law, holders of shares of Presidential Life’s Common Stock, at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting.  Each share of Common Stock outstanding on the Record Date is entitled to one vote on each matter presented at the Annual Meeting.

According to Presidential Life’s proxy statement, the Bylaws and applicable law, when the number of nominees timely nominated for election at an annual meeting exceeds the number of directors to be elected at the meeting, the election of directors at such annual meeting is a contested election.  In a contested election directors are elected by a plurality of the votes cast by the holders of Presidential Life’s Common Stock at a meeting at which a quorum is present.  Plurality means that the individuals who receive the largest number of votes cast are elected as directors, up to the maximum number of directors to be chosen at the meeting.  Consequently, any shares of Common Stock not voted (whether by abstention, broker non-vote or otherwise) have no impact in the election of directors.  A quorum is the presence by person or by proxy of a majority of the shares of Common Stock issued and outstanding and entitled to vote at the Annual Meeting.  The shares of Common Stock represented by a proxy marked “withhold” or “abstain” will be considered present at the Annual Meeting for purposes of determining a quorum.

BROKER NON-VOTES

If you hold your shares of Common Stock through a bank, broker or other nominee and do not provide voting instructions to the record holder of the shares of Common Stock, your shares of Common Stock will not be voted on any proposal on which your broker or nominee does not have discretionary authority to vote.  In this case, a “broker non-vote” occurs.  Shares of Common Stock constituting broker non-votes are not counted or deemed to be present or represented for the purpose of determining whether stockholders have approved a matter, but they are counted as present for the purpose of determining a quorum at the Annual Meeting.

The election of directors at the Annual Meeting is a “non-routine matter” and brokers do not have discretionary authority to vote your shares of Common Stock on “non-routine matters.” Therefore, unless you provide specific voting instructions to your broker, your broker will not have discretionary authority to vote your shares of Common Stock for the election of directors at the Annual Meeting and your shares of Common Stock will not be voted for the election of directors.  If your shares of Common Stock are held in street name, your broker or nominee has enclosed a voting instruction card with this Proxy Statement.  We strongly encourage you to vote your shares of Common Stock by following the instructions provided on the voting instruction card.

According to Presidential Life’s proxy statement, the Bylaws and applicable law, the ratification of the selection of the Independent Registered Accounting Firm requires that the number of votes cast in favor of the proposal exceed the number of votes cast against the proposal.

As explained in the detailed instructions on your GOLD proxy card, there are four ways you may vote.  You may:

1.	Sign, date and return the enclosed GOLD proxy card in the enclosed postage-paid envelope. We recommend that you vote on the GOLD proxy card even if you plan to attend the Annual Meeting; or

2.	Vote via the Internet by following the voting instructions on the GOLD proxy card or the voting instructions provided by your broker, bank or other holder of record; or

3.	Vote by telephone by following the voting instructions on the GOLD proxy card or the instructions provided by your broker, bank or other holder of record; or

4.
Vote in person by attending the Annual Meeting.  Written ballots will be distributed to Stockholders who wish to vote in person at the Annual Meeting.  If you hold your shares of Common Stock through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the Annual Meeting.

Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed GOLD proxy and return it in the enclosed self-addressed, prepaid envelope.  All valid proxies received prior to the Initial Meeting will be voted.  If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares of Common Stock will be voted in accordance with that specification.

IF NO SPECIFICATION IS MADE, THE SHARES OF COMMON STOCK WILL BE VOTED (I) FOR EACH OF MR. KURZ, MS. BRAZILE, MR. FLYNN, MR. MANNION, MR. SHAFFER, MR. SOSNIK, MR. THERIAULT AND MR. WOOD AS DIRECTORS; (II) FOR THE RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED ACCOUNTING FIRM; AND (III) IN THE PROXY HOLDERS’ DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

If you have any questions or require any assistance in executing your proxy, please call:

Morrow & Co., LLC
Call Toll Free: 800-662-5200
Banks and Brokerage Firms Call Collect: 203-658-9400

PROXY PROCEDURES

IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

The accompanying GOLD proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

Only holders of record as of the close of business on the Record Date will be entitled to vote.  If you were a Stockholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you sold such shares of Common Stock after the Record Date.  Accordingly, it is important that you vote the shares of Common Stock held by you on the Record Date, or grant a proxy to vote such shares of Common Stock on the GOLD proxy card, even if you sold such shares of Common Stock after the Record Date.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES OF COMMON STOCK AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS.  ACCORDINGLY, PLEASE

CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.

REVOCATION OF PROXIES

Any Stockholder of record may revoke or change his or her proxy instructions at any time prior to the vote at the Annual Meeting by:

–	submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any white proxy cards which you may have submitted to Presidential Life;

–	attending the Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

–	delivering written notice of revocation either to the Participants c/o Morrow & Co., LLC, Inc., 470 West Avenue, Stamford, CT 06902 or the Corporate Secretary of Presidential Life.

Although a revocation is effective if delivered to Presidential Life, Mr. Kurz requests that either the original or a copy of any revocation be mailed to him c/o Morrow & Co., LLC, Inc., 470 West Avenue, Stamford, CT 06902, so that Mr. Kurz will be aware of all revocations.

IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO PRESIDENTIAL LIFE, WE URGE YOU TO REVOKE IT BY (1) MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD, (2) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON OR (3) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE PARTICIPANTS OR TO THE CORPORATE SECRETARY OF THE COMPANY.

COST AND METHOD OF SOLICITATION

Proxies may be solicited from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries in person and by mail, phone, publication and electronic means.

Mr. Kurz has entered into an agreement with Morrow & Co., LLC (“Morrow”) for solicitation and advisory services in connection with this solicitation, for which Morrow will receive a fee of $75,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Morrow will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Mr. Kurz will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  Mr. Kurz will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that

Morrow will employ approximately 40 persons to solicit the Company’s stockholders for the Annual Meeting.

Mr. Kurz will pay the cost of its solicitation of proxies at the Annual Meeting, including the cost of preparing, assembling and mailing this proxy material to stockholders.  If our solicitation is successful and any or all Nominees are elected to the Board, Mr. Kurz may, without seeking further approval by the Company’s stockholders, seek reimbursement of solicitation expenses from the Company.

Mr. Kurz has incurred costs for legal counsel and other services related to this solicitation.  The total cost of this solicitation as of July __, 2010 was approximately $____; Mr. Kurz estimates that the final cost of the solicitation will be approximately $____.

ADDITIONAL INFORMATION

Mr. Kurz has omitted from this Proxy Statement certain information regarding the Company that may be deemed to be required by applicable law and that is included in the Company’s proxy statement for the Annual Meeting.  This information includes, among other things:

●	Information relating to the ownership of Company securities by certain beneficial owners and management;

●	Information regarding the procedures for submitting shareholder proposals and director nominations and for consideration of shareholder proposals for inclusion in the Company’s proxy materials;

●
Information required under Item 407 of Regulation S-K of the Securities Act of 1933, as amended, regarding director independence, Board meetings, committees, annual meeting attendance, and shareholder communications;

●	Information regarding the Company’s directors, including its nominees for election at the Annual Meeting; and

●	Information regarding the Company’s compensation policies and compensation paid or payable to directors and executive officers.

Stockholders should refer to the Company’s proxy statement to review the Company’s disclosures with respect to these matters.  Except as otherwise noted herein, the information concerning the Company has been taken from or is based upon documents and records on file with the Commission and other publicly available information.  Mr. Kurz did not prepare the Company’s proxy statement or the Company’s other recent Commission filings and does not have first-hand knowledge of, or any way to independently verify the accuracy or completeness of, the information contained therein.

The Company is subject to the periodic reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the SEC. Reports, registration statements, proxy statements and other information filed by the

Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, DC 20549. Documents filed electronically by the Company are also available at the Commission’s Website (http://www.sec.gov).

The principal business address of the Company is 69 Lydecker Street, Nyack, New York 10960. The Company’s telephone number is 845-358-2300.

Date:  August  __, 2010

HERBERT KURZ
DONNA L. BRAZILE
WILLIAM J. FLYNN
JOHN F.X. MANNION
DONALD SHAFFER
DOUGLAS B. SOSNIK
DANIEL M. THERIAULT
CLIFF L. WOOD

ANNEX A

CERTAIN INFORMATION CONCERNING THE NOMINEES

Except as disclosed below, there are no material legal proceedings in which any of the Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or proceedings in which such Nominees or associates have a material interest adverse to the Company or any of its subsidiaries.  There are no family relationships among the Nominees or between any of the Nominees and any director or executive officer of the Company.

Except as disclosed below, none of the Nominees has been involved in any legal proceedings in the preceding ten years as contemplated by Item 401 (f) of Regulation S-K (“Regulation S-K”).  Other than as disclosed in this proxy statement, there are no arrangements or understandings between any of the Nominees and any other party pursuant to which any such Nominee was or is to be selected as a director or nominee.  Other than as disclosed in this proxy statement, none of the Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K.

On July 21, 2010, Mr. Kurz initiated litigation in the Delaware Chancery Court, Herbert Kurz v. Presidential Life Corporation, C.A. 5659-VCP, seeking a declaration that he has complied with the advance notice provision of the Company’s Bylaws and that his Nominees are entitled to stand for election at the Annual Meeting. Based upon the time constraints imposed by the upcoming Annual Meeting, Mr. Kurz also filed a motion seeking expedited treatment of the matter.  On July 29, 2010, Hon. Donald F. Parson, Jr., Vice Chancellor of the Delaware Chancery Court, granted Mr. Kurz’s motion seeking expedited treatment and scheduled a hearing on the matter for August 12, 2010.

On June 3, 2010, the NYSID advised Mr. Kurz of its findings that (i) neither Mr. Kurz nor the Foundation may be a “controlling person” of the Company as that phrase is defined by applicable state insurance law and that they had engaged in untrustworthy conduct that renders them unsuitable to serve as controlling persons of the Company’s wholly-owned operating subsidiary; (ii) Mr. Kurz controls the day-to-day operations of the Foundation and that the Foundation assets were improperly used, among other things, to pay personal expenses of Mr. Kurz and members of his family; (iii) that the acquisition of control by the Foundation of the Company’s operating subsidiary, through its acquisition of the stock of the Company, is disapproved; and (iv) that Mr. Kurz may not serve as an officer, director or controlling stockholder of that subsidiary.  Mr. Kurz notes that he is only one of three directors of the Foundation and has agreed to recuse himself from discussions of or participation in voting by the Foundation board regarding the voting of the Common Stock held by the Foundation. As noted, Mr. Kurz has requested a hearing to address these determinations, which he believes are incorrect and which he notes are initial, not final, and fully subject to adjudication at such hearing and/or other appeal opportunities that may be available.

On December 30, 2009, an alleged stockholder plaintiff filed a derivative action for the purported benefit of the Company against the Company’s directors (including Mr. Kurz) and the Company itself, alleging that the directors breached their fiduciary duties and wasted the Company’s assets by authorizing the continued payment of compensation and benefits, including to Mr. Kurz following his resignation as an officer of the Company and the Insurance Company. The plaintiff alleges, among other things, improper payments by and receipt of compensation from the Company, including to Mr. Kurz.  In addition to the fiduciary and waste claims asserted against the directors, the plaintiff also brought a claim for unjust enrichment seeking disgorgement of certain compensation and the discontinuation thereof. The plaintiff also demands that the directors account to the Company for all damages and return all remuneration paid to them while they were allegedly in breach of their duties. Other than Mr. Kurz, the Nominees are not defendants in the lawsuit. The Company and the directors have filed motions to dismiss based on failure to state a claim and based on failure to make a demand on the Board. Mr. Kurz believes that the claims against him are without merit, and he intends to defend vigorously against them. However, because the case is in its early stages, an outcome cannot be predicated at this time. Mr. Kurz has requested that the Company advance the expenses he incurs in connection with the defense of the foregoing action, subject to his execution of an appropriate undertaking.

CERTAIN INFORMATION CONCERNING PERSONS WHO MAY BE
PARTICIPANTS IN MR. KURZ’S SOLICITATION OF PROXIES

The following sets forth the name and the present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such employment is carried on, of persons who may be deemed to be participants on behalf of Mr. Kurz in the solicitation of proxies from stockholders of the Company.  Each person is a citizen of the United States.

Nominees for Election to the Board of Directors of the Company

The business address and present principal occupation or employment of each of Mr. Kurz’s Nominees is set forth in this proxy statement under the heading “Proposal 1 — Election of Directors.”

Other Participants

As discussed in the proxy solicitation statement, Mr. Kurz was the founder of the Company, was a director from 1969 to 2010, served as Chief Executive Officer and President until 2009, and remains one of its largest stockholders.  The business address of Mr. Kurz is 511 Gair Street, Piermont, NY 10968.

Certain Disclosure Relating to the Participants

Mr. Kurz and/or the Foundation has from time to time made contributions and donations to charitable organizations or non-profit institutions or foundations affiliated with certain of the Nominees, none of which contributions represented a material amount to Mr. Kurz, the Foundation, the Nominees or the respective charitable organizations or non-profit organizations or foundations.

In his capacity as a director and Chairman of the Board of the Company, Mr. Kurz received compensation from the Company in 2009 as disclosed in the Company’s proxy statement.  In addition, in his capacity as President and Chief Executive Officer of the Company and Chief Executive Officer of the Insurance Company from January 1, 2009 through May 12, 2009, Mr. Kurz received compensation also as disclosed in the Company’s proxy statement.

From 1954 to 1987, Mr. Shaffer was President of Donald Shaffer Associates, Inc., a full service insurance agency which represented the Company and sold its contracts on a commission basis.  In addition, Mr. Shaffer owns approximately $681,000 of single-premium deferred annuity contracts issued by the Company, which were purchased prior to 1990.

At various times from 1998 to 2008, the Company was an investor in Palladium Partners, LP, a limited partnership for which Kineo Advisors LLC served as investment advisor.  During this time, Mr. Theriault was a managing member of Kineo Advisors LLC.  At no point did the Company’s investment in Palladium Partners, LP exceed $3 million.  The Company paid a total of $6,714 in fees to Kineo Advisors LLC for the first six months of 2008.  The Company withdrew from Palladium Partners, LP effective June 30, 2008.  Mr. Kurz and his adult daughter Ellen Kurz were also investors in Palladium Partners, LP until December 2008.  Neither Mr. Kurz nor Ellen Kurz paid management fees to Kineo Advisors LLC in excess of $10,000 in respect of such investments in 2008.

Shares Held by Participants

As of the Record Date, Mr. Kurz beneficially owns an aggregate of 2,432,284 shares of Common Stock (approximately 8.2% of the outstanding Common Stock based on 29,574,697 shares outstanding as of the Record Date, as disclosed in the Company’s proxy statement) and may be deemed to be the beneficial owner of an additional 5,503,981 shares of Common Stock (approximately 18.6% of the outstanding Common Stock based on the shares outstanding as determined above) held by the Foundation.  Although Mr. Kurz is a director of the Foundation, he disclaims beneficial ownership of all shares of Common Stock held by the Foundation.  In addition, as of the Record Date the Nominees beneficially own Common Stock as set forth in the chart below.  No associates of the Nominees beneficially own Common Stock.  None of the Participants or any of their associates own Common Stock of record that such person does not own beneficially.  Except as set forth below, none of the Nominees owns any Common Stock.

	Common Stock Beneficially Owned	Percentage Ownership (1)
Herbert Kurz	7,936,265 shares	26.8%
Donna Brazile	300 shares	(3)
Donald Shaffer	5,000 shares	(3)
_________________
(1)	Percentage ownership based on 29,574,697 shares outstanding as of the Record Date as disclosed in the Company’s proxy statement.

(2)
Includes 5,503,981 shares (approximately 18.6% of the outstanding shares) held by the Foundation.  Mr. Kurz is a director of the Foundation and disclaims beneficial ownership of all shares held by the Foundation.

(3)	Less than 1%.

Transactions in the Company’s Securities By Participants

The following table sets forth purchases and sales during the past two years of the Company’s securities by the Participants. None of the purchase price or market value of the securities listed below is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Transactions in the Company’s Common Stock by Herbert Kurz:

Date of Transaction	Nature of Transaction	Number of Shares of the Company’s Common Stock
August 14, 2008	Purchase	1,000
August 18, 2008	Purchase	1,000
August 19, 2008	Purchase	1,000
August 20, 2008	Purchase	2,000
August 21, 2008	Purchase	2,000
August 22, 2008	Purchase	1,000
August 25, 2008	Purchase	2,000
August 26, 2008	Purchase	2,000
August 27, 2008	Purchase	1,000
September 2, 2008	Purchase	2,000
September 3, 2008	Purchase	1,000
September 4, 2008	Purchase	1,000
September 5, 2008	Purchase	3,000
September 8, 2008	Purchase	1,000
September 10, 2008	Purchase	2,000
September 12, 2008	Purchase	1,000
September 15, 2008	Purchase	1,000
September 16, 2008	Purchase	1,000
September 17, 2008	Purchase	1,000
October 28, 2008	Disposal (Gift)	(5,364,371)

Date of Transaction	Nature of Transaction	Number of Shares of the Company’s Common Stock
November 19, 2008	Purchase	2,000
November 20, 2008	Purchase	15,000
November 21, 2008	Purchase	5,000
March 12, 2009	Purchase	14,300
March 13, 2009	Disposal (Gift)	(100)
March 16, 2009	Purchase	8,031
March 18, 2009	Purchase	10,000
March 19, 2009	Purchase	10,000
March 20, 2009	Purchase	10,000
March 24, 2009	Purchase	5,000
March 25, 2009	Purchase	5,000
September 8, 2009	Purchase	10,000
September 10, 2009	Purchase	5,000
September 11, 2009	Purchase	347
September 21, 2009	Purchase	5,000

Transactions in the Company’s Common Stock by Donna Brazile:

Date of Transaction	Nature of Transaction	Number of Shares of the Company’s Common Stock
August 7, 2009	Purchase	300

Transactions in the Company’s Common Stock by Donald Shaffer:

Date of Transaction	Nature of Transaction	Number of Shares of the Company’s Common Stock
September 24, 2009	Purchase	1,200
September 30, 2009	Purchase	2,800

IMPORTANT

1.           If your shares of Common Stock are held in your own name, please mark, date and mail the enclosed GOLD proxy card to our Proxy Solicitor, Morrow & Co., LLC, in the postage-paid envelope provided.

2.           If your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Accordingly, you should contact the person responsible for your account and give instructions for a GOLD proxy card to be signed representing your shares of Common Stock.

3.           If you have already submitted a white proxy card to Presidential Life for the Annual Meeting, you may change your vote to a vote FOR the election of the Nominees by marking, signing, dating and returning the enclosed GOLD proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to Presidential Life.  ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.

If you have any questions or require any assistance in executing your proxy, please call:

Morrow & Co., LLC
Call Toll Free:  800-662-5200
Banks and Brokerage Firms Call Collect:  203-658-9400

PRELIMINARY COPY - SUBJECT TO COMPLETION DATED AUGUST 3, 2010

[FORM OF PROXY CARD]

PRESIDENTIAL LIFE CORPORATION
ANNUAL MEETING OF STOCKHOLDERS

GOLD PROXY CARD                                                  GOLD PROXY CARD

THIS PROXY IS SOLICITED BY HERBERT KURZ, DONNA L. BRAZILE, WILLIAM J.
FLYNN,  JOHN F.X. MANNION, DONALD SHAFFER, DOUGLAS B. SOSNIK, DANIEL
M. THERIAULT AND CLIFF L. WOOD

The undersigned hereby appoints and constitutes each of Herbert Kurz and Alexander Ewen (acting alone or together) as proxies, with full power of substitution in each, to represent the undersigned at the Annual Meeting of Stockholders of Presidential Life Corporation (“Presidential Life”) to be held on August 18, 2010 at 10:00 a.m. local time at The Comfort Inn, 425 E. Route 59, Nanuet, New York 10954, and at any adjournments or postponements or continuations thereof (the “Annual Meeting”), hereby revoking any proxies previously given, to vote all shares of Common Stock of Presidential Life held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting, including substitute nominees if any of the named nominees for director should be unavailable to serve for election, in accordance with the Proxy Statement filed by the persons named above.

IF NO DIRECTION IS MADE, THE PERSONS NAMED IN THIS GOLD PROXY CARD WILL VOTE YOUR SHARES:  (I) FOR EACH OF MR. HERBERT KURZ, MS. DONNA L. BRAZILE, MR. WILLIAM J. FLYNN, MR. JOHN F.X. MANNION, MR. DONALD SHAFFER, MR. DOUGLAS B. SOSNIK, MR. DANIEL M. THERIAULT AND MR. CLIFF L. WOOD; (II) FOR THE RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED ACCOUNTING FIRM; AND (III) IN THE PROXY HOLDERS’ DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

THE PROXY STATEMENT, AS WELL AS OTHER PROXY MATERIALS DISTRIBUTED BY THE PARTICIPANTS, ARE AVAILABLE FREE OF CHARGE ONLINE AT [  ]. SIGN, DATE AND MAIL YOUR PROXY TODAY (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.)  THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED WITH RESPECT TO MATTERS COVERED BY THIS PROXY AND THE VOTING OF THE SHARES OF COMMON STOCK AT THE ANNUAL MEETING.

PLEASE DATE, MARK, SIGN AND RETURN THIS PROXY PROMPTLY.  YOUR VOTE, MUST BE RECEIVED NO LATER THAN [  ] TO BE INCLUDED IN THE VOTING RESULTS.

CONTINUED ON REVERSE SIDE

YOUR VOTE IS IMPORTANT!

Please mark, sign and date your consent card and return it promptly in the enclosed envelope.

PLEASE VOTE

[X]           PLEASE MARK VOTES AS IN THIS EXAMPLE.

THE PARTICIPANTS RECOMMEND A VOTE “FOR” THE ELECTION OF THE NOMINEES LISTED IN PROPOSAL 1 BELOW AND “FOR” PROPOSAL 2.

1. Election of directors -- Nominees:	[ ]	[ ]	[ ]
	FOR ALL	WITHHELD FROM	FOR ALL
	NOMINEES	ALL NOMINEES	EXCEPT
(01) Mr. Herbert Kurz
(02) Ms. Donna L. Brazile
(03) Mr. William J. Flynn
(04) Mr. John F.X. Mannion
(05) Mr. Donald Shaffer
(06) Mr. Douglas B. Sosnik
(07) Mr. Daniel M. Theriault
(08) Mr. Cliff L. Wood

NOTE:  IF YOU WISH TO VOTE FOR THE ELECTION OF FEWER THAN ALL THE NOMINEES, MARK THE “FOR ALL EXCEPT” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT WISH TO ELECT IN THE SPACE BELOW.
_____________________________________________________________________________________________________________________________________

2. A proposal to ratify the board of director’s	[ ]	[ ]	[ ]
selection of independent auditors for 2010.	FOR	AGAINST	ABSTAIN

  Please be sure to sign and date this Proxy.

SIGNATURE(S) OF STOCKHOLDER(S)	DATE

SIGNATURE(S) IF HELD JOINTLY	DATE

Please sign exactly as your name or names appear on the stock certificate or on the attached label hereon. If shares are held jointly, each stockholder should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name or authorized person.